EXHIBIT 1
                                                                       ---------



                              HARVEST ENERGY TRUST

                                 FORM 51-102 F4
                           BUSINESS ACQUISITION REPORT

ITEM 1   IDENTITY OF REPORTING ISSUER

1.1      NAME AND ADDRESS OF REPORTING ISSUER

         Harvest Energy Trust (the "TRUST")
         2100, 330 - 5th Avenue S.W.
         Calgary Alberta  T2P 0L4

1.2      EXECUTIVE OFFICER

         The name of the executive officer of Harvest Operations Corp. ("HARVEST OPERATIONS" or the "CORPORATION"), administrator of the Trust, who is knowledgeable about the significant acquisition and this Report is David Rain, Vice President, Chief Financial Officer and Corporate Secretary and his business telephone number is (403) 265-1178.

ITEM 2   DETAILS OF ACQUISITION

2.1      NATURE OF ASSETS ACQUIRED

         On August 2, 2005 Harvest Breeze Trust No. 1 ("HBT1") and Harvest Breeze Trust No. 2 ("HBT2"), each of which is a subsidiary of the Trust, acquired Nexen Canada No. 1 Partnership (the "PARTNERSHIP") and related assets from Nexen Inc. and a corporation and a partnership controlled by it (collectively, the "VENDOR") for consideration of approximately $238 million, after closing adjustments (the "ACQUISITION"). Pursuant to the Acquisition, HBT1 and HBT2 acquired medium gravity crude oil assets located in northeastern British Columbia which are held in the Partnership and related assets (collectively, the "NEW PROPERTIES").

         A more detailed description of the nature of the New Properties is contained in Schedule C to this Report.

2.2      DATE OF ACQUISITION

         The date of the Acquisition for accounting purposes was August 2, 2005.

2.3      CONSIDERATION

         The total consideration for the Acquisition was approximately $238 million in cash, after closing adjustments. The Trust financed the Acquisition with a new revolving credit facility (the "NEW CREDIT FACILITY") with a syndicate of banks. The New Credit Facility increased the Trust's borrowing capacity from $325 million to $400 million and bears interest at the prime rate plus an applicable margin as determined by the Trust's debt to cash flow ratio. The New Credit Facility is secured by a $750 million principal amount fixed and floating charge debenture over substantially all of the Trust's assets. The New Credit Facility is scheduled to mature in July 2006 subject to a one-year extension and a semi-annual review of the borrowing base.

         The amount drawn on the New Credit Facility was partially repaid with the net proceeds from a $250 million bought deal financing with a syndicate of underwriters completed on August 2, 2005 (the "BOUGHT DEAL FINANCING"). The Bought Deal Financing consisted of an offering of a total of 6,505,600 subscription receipts ("SUBSCRIPTION RECEIPTS") issued at a price of $26.90 per Subscription Receipt for gross proceeds of $175 million and $75 million principal amount of 6.5% convertible unsecured subordinated debentures (the "DEBENTURES"). With the closing of the Acquisition, holders of Subscription Receipts received one trust unit of the Trust ("TRUST UNIT") for each Subscription Receipt held, effective as of 5:00 p.m. on August 2, 2005. The Debentures consisted of 75,000 Debentures having a principal amount of $1,000 per Debenture. Each Debenture had an initial maturity date of September 30, 2005 which was automatically extended to December 31, 2010 as result of the closing of the Acquisition and bears interest from the date of issue at 6.5% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2005.

2.4      EFFECT ON FINANCIAL POSITION

         The New Properties consist primarily of medium gravity crude oil assets located in northeastern British Columbia. The New Properties also include undeveloped lands located in British Columbia and Alberta.

         Pursuant to the Acquisition, HBT1 and HBT2 acquired an average 97% working interest in approximately 77,500 gross acres (approximately 75,300 net acres) of land, of which approximately 54,300 net acres are undeveloped and are strategically positioned for further oil and natural gas exploitation and development. The average gross production of the New Properties for the six months ended June 30, 2005 was approximately 5,560 bbls/d of medium crude oil. The Trust will operate 100% of and will acquire a working interest of 100% in the crude oil production from these properties.

         Total reserves associated with the New Properties determined in accordance with National Instrument 51-101 pursuant to reserve evaluations (the "SPROULE REPORT") performed by Sproule Associates Limited ("SPROULE") as at March 31, 2005 are as follows:

         GROSS RESERVES
         Proved producing reserves                          13,979 MBOE
         Total proved reserves                              16,420 MBOE
         Proved plus probable reserves                      19,779 MBOE

         NET RESERVES
         Proved producing reserves                          12,264 MBOE
         Total proved reserves                              14,346 MBOE
         Proved plus probable reserves                      17,200 MBOE

         For further information in respect of the New Properties, see Schedule C to this Report.

         The Trust does not anticipate making significant changes to the assets acquired, other than continuing to refine operations and seeking efficiencies where possible. The Trust has no other plans relating to its business as a result of the Acquisition. The Acquisition and the related financings substantially increased the Trust's asset base, trust units outstanding and debt balance.

         The Trust believes the incremental cash flow associated with the Properties is sufficient to service the increased debt issued as part of the related financing.

         A more detailed description of the effect of the Acquisition on the operations of the Trust is contained under the heading "Effect of the Acquisition on the Trust" contained in Schedule C to this Report.

         All oil and natural gas information contained in this Business Acquisition Report has been prepared and presented in accordance with National Instrument 51-101. In this business acquisition report, all estimates of oil and natural gas reserves and production are presented on a "working interest" basis.

         The Trust has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

2.5      PRIOR VALUATIONS

         None.

2.6      PARTIES TO TRANSACTION

         Not applicable.

2.7      DATE OF REPORT

         October 14, 2005.

ITEM 3   FINANCIAL STATEMENTS

         The unaudited pro forma consolidated financial statements of the Trust as at June 30, 2005 and for the six months then ended and the year ended December 31, 2004 are attached as Schedule A to this Report.

         The unaudited schedule of revenues and expenses for the six months ended June 30, 2005 and 2004 and the audited schedule of revenues and expenses for each of the years in the two year period ended December 31, 2004 for the New Properties are attached as Schedule B to this Report.

FORWARD-LOOKING INFORMATION

This Business Acquisition Report contains forward-looking information and estimates with respect to the Trust and its operations and oil and natural gas reserves. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility.

                                   SCHEDULE A

                        PRO FORMA CONSOLIDATED FINANCIAL
                             STATEMENTS OF THE TRUST

COMPILATION REPORT

To the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet of Harvest Energy Trust (the "Trust") as at June 30, 2005 and the unaudited pro forma consolidated statements of income for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the unaudited interim consolidated financial statements of the Trust as at June 30, 2005 and for the six months then ended.

2. Compared the figures in the column captioned "Harvest Energy Trust Restated" for the year ended December 31, 2004 to the audited consolidated statement of income of the Trust for the year ended December 31, 2004 as adjusted for the changes in accounting policies set out in the unaudited interim consolidated financial statements of the Trust as at and for the six months ended June 30, 2005.

3. Compared the figures in the column captioned "Storm Energy Ltd." to a schedule that combines the unaudited consolidated statement of income of Storm Energy Ltd. for the three month period ended March 31, 2004 and the unaudited results of operations for the three month period ended June 30, 2004 and found them to be in agreement.

4. Compared the figures in the column captioned "EnCana Properties" to a schedule that combines the unaudited schedule of revenues, royalties and operating expenses of the properties for the six month period ended June 30, 2004, and the unaudited revenues, royalties and operating expenses of the properties for the two months ended August 31, 2004 and found them to be in agreement.

5. Compared the figures in the columns captioned "New Properties" to the unaudited schedule of revenue, royalties and operating expenses associated with the properties for the six month period ended June 30, 2005, and to the audited schedule of revenue, royalties and operating expenses for the year ended December 31, 2004 and found them to be in agreement.

6. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

         (a)      the basis for the determination of the pro forma adjustments;
                  and

         (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

         The officials:

         (a) described to us the basis for determination of the pro forma adjustments; and

         (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

7. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

8. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other applicable columns as at June 30, 2005 and for the six months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada

October 14, 2005

HARVEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet
As at June 30, 2005
(000's)
==================================================================================================================================

                                                                                                         EQUITY
                                                                                          HARVEST        ISSUE/
                                            HARVEST                                    ENERGY TRUST    CONVERTIBLE     PRO FORMA
                                         ENERGY TRUST   NEW PROPERTIES   ADJUSTMENTS     SUBTOTAL      DEBENTURES     CONSOLIDATED
                                         ------------   --------------   -----------     --------      ----------     ------------
ASSETS

Current assets
   Accounts receivable                    $  66,329             --              --      $  66,329             --      $  66,329
   Current portion of derivative              9,809             --              --          9,809             --          9,809
    contracts
   Prepaid expenses and deposits             45,929             --              --         45,929             --         45,929
   Future income tax                          9,963             --              --          9,963             --          9,963
                                         ----------        --------         ------     ----------         ------     ----------
                                            132,030             --              --        132,030             --        132,030

Deferred charges                             13,734             --           1,500(2a)     15,234          3,036(2a)     18,270
Long term portion of derivative               3,608             --              --          3,608             --          3,608
    contracts
Capital assets                              924,588        212,000(2a)       4,100(2a)  1,140,688             --      1,140,688
Goodwill                                     43,832              --             --         43,832             --          43,832
                                         ----------        --------         ------     ----------         ------     ----------
                                         $1,117,792        $212,000         $5,600     $1,335,392         $3,036     $1,338,428
                                         ==========        ========         ======     ==========         ======     ==========

LIABILITIES AND UNITHOLDERS' EQUITY

Current Liabilities
   Accounts payable and accrued          $  101,672              --             --     $  101,672             --      $ 101,672
    liabilities
   Cash distributions payable                 8,754              --             --          8,754             --          8,754
   Current portion of derivative
    contracts                                38,291              --             --         38,291             --         38,291
                                         ----------        --------         ------     ----------         ------     ----------
                                            148,717              --             --        148,717             --        148,717

Bank debt                                   138,090         212,000(2a)      1,500(2a)    351,590     (237,950)         113,640
                                                                                                              (2a)
Deferred gains                                1,287              --             --          1,287             --          1,287
Long term portion of derivative              52,603              --             --         52,603             --         52,603
    contracts
Convertible debentures                       10,723              --             --         10,723         72,145(2a,     82,868
                                                                                                                 2d)
Senior notes                                306,350              --             --        306,350             --        306,350
Asset retirement obligation                  94,042              --          4,100(2a)     98,142             --         98,142
Future income tax                            14,806              --             --         14,806             --         14,806
                                         ----------        --------         ------     ----------         ------     ----------
                                            766,618         212,000          5,600        984,218       (165,805)       818,413

Non-controlling interest                      3,489              --             --          3,489             --          3,489

Unitholders' equity
   Unitholders' capital                     499,836              --             --        499,836        175,000(2a)    665,936
                                                                                                          (8,900)(2a)

   Equity component of convertible
    debentures                                   60              --             --             60          2,741(2a, 2d)  2,801
   Accumulated income                         7,165              --             --          7,165             --          7,165
   Accumulated cash distributions          (159,376)             --             --       (159,376)            --       (159,376)
                                         ----------        --------         ------     ----------         ------     ----------
                                            347,685              --             --        347,685        168,841        516,526
                                         ----------        --------         ------     ----------         ------     ----------
                                         $1,117,792        $212,000         $5,600     $1,335,392         $3,036     $1,338,428
                                         ==========        ========         ======     ==========         ======     ==========

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income For the six months ended June 30,
2005 (000's except per unit amounts)
=================================================================================================================================

                                                                                       HARVEST     EQUITY ISSUE /
                                           HARVEST          NEW                     ENERGY TRUST     CONVERTIBLE       PRO FORMA
                                        ENERGY TRUST    PROPERTIES    ADJUSTMENTS     SUBTOTAL       DEBENTURES      CONSOLIDATED
                                        ------------    ----------    -----------     --------       ----------      ------------
REVENUE
   Oil and natural gas sales            $  273,044        $55,026           --       $ 328,070             --       $  328,070
   Royalty expense                         (42,850)       (13,405)          --         (56,255)            --          (56,255)
                                        ----------        -------     --------       ---------         ------       ----------
                                           230,194         41,621           --         271,815             --          271,815
EXPENSES
   Operating                                55,983          9,618                       65,601             --           65,601
   General and administrative               12,075             --          500(2f)      12,575             --           12,575
   Interest on short term debt               5,369             --        5,151(2a,      11,270         (5,151)(2a, 2d)   6,119
                                                                               2d)
                                                                           750(2d)
   Interest on long term debt               13,778             --           --          13,778            280(2a, 2d)   16,714
                                                                                                        2,417(2a, 2d)
                                                                                                          239(2d)
   Depletion, depreciation and              78,975             --       12,679(2e)      91,654             --           91,654
    accretion
   Foreign exchange loss (gain)              5,367             --           --           5,367             --            5,367
   Gains and losses on derivative
    contracts                              111,649             --           --         111,649             --          111,649
                                        ----------        -------     --------       ---------         ------       ----------
                                           283,196          9,618       19,080         311,894         (2,215)         309,679
                                        ----------        -------     --------       ---------         ------       ----------
Income (losses) before taxes               (53,002)        32,003      (19,080)        (40,079)         2,215          (37,864)

TAXES
   Current income tax                          755             --           --             755             --              755
   Future tax recovery                     (29,828)            --           --         (29,828)            --          (29,828)
                                        ----------        -------     --------       ---------         ------       ----------
NET INCOME (LOSS) BEFORE
    NON-CONTROLLING INTEREST               (23,929)        32,003      (19,080)        (11,006)         2,215           (8,791)
   Non-controlling interest                   (375)            --           87(2i)        (288)            17(2i)         (271)
                                        ----------        -------     --------       ---------         ------       ----------
NET INCOME (LOSS) FOR THE PERIOD          $(23,554)       $32,003     $(19,167)       $(10,718)        $2,198          $(8,520)

Loss per trust unit, basic                 $(0.55)                                                                      $(0.17)
Loss per unit, diluted                     $(0.56)                                                                      $(0.17)

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income For the year ended December 31, 2004
(000's except per unit amounts)
=================================================================================================================

                                   HARVEST
                                   ENERGY      STORM
                                    TRUST      ENERGY   ADJUST-      ENCANA      ADJUST-       NEW       ADJUST-
                                  RESTATED      LTD.     MENTS     PROPERTIES     MENTS    PROPERTIES     MENTS
                                  --------      ----     -----     ----------     -----    ----------     -----
REVENUE
Oil and natural gas sales         $331,331    $40,814   $(5,029)    $187,592        --      $105,333       --
Royalty expense                    (54,236)    (8,902)    1,095      (23,195)       --       (25,683)      --
Other                                   --        198        --           --        --            --       --
Alberta royalty tax credit              --        328        --           --        --            --       --
                                   -------     ------   -------     --------   --------      -------   --------
                                   277,095     32,438    (3,934)     164,397        --        79,650       --
EXPENSES
Operating                           73,442      4,711    (1,024)      33,830                  12,795
General and administrative          19,980      1,839    (1,075)          --     1,200            --    1,000(2f)
Interest on short term debt         10,515         --        --           --     3,000            --   12,840(2a,
                                                                                                              2d)
                                                                                                        1,500


Interest on long term debt          11,183      1,113     2,957           --    10,193            --       --
                                                                                 5,081

                                                                                 4,874
                                                                                 1,064
Depletion, depreciation and
   accretion                       102,776      9,153     6,734           --    73,317            --   24,094(2e)
Foreign exchange loss (gain)        (7,111)        --        --           --        --            --       --
Gains and losses on derivative
   contracts                        63,701      4,685        --           --        --            --       --
                                   -------     ------   -------     --------   --------      -------   --------
                                   274,486     21,501     7,592       33,830    98,729        12,795   39,434
                                   -------     ------   -------     --------   --------      -------   --------
Income (loss) before taxes           2,609     10,937   (11,526)     130,567   (98,729)       66,855   (39,434)

TAXES
Current income tax                      --        841        --           --        --            --       --
Large corporation tax                1,505        117        --           --        --            --       --
Future tax expense (recovery)      (10,362)     2,293    (2,512)          --        --            --       --
                                   -------     ------   -------     --------   --------      -------   --------
NET INCOME (LOSS) BEFORE            11,466      7,686    (9,014)     130,567   (98,729)       66,855   (39,434)
   NON-CONTROLLING INTEREST
Non-controlling interest               225         --       (26)          --       620            --      534(2i)
                                   -------     ------   -------     --------   --------      -------   --------
NET INCOME (LOSS) FOR THE PERIOD   $11,241     $7,686   $(8,988)    $130,567   $(99,349)     $66,855   $(39,968)

Income per trust unit, basic       $  0.45
Income per unit, diluted           $  0.43

                                     HARVEST       EQUITY
                                      ENERGY       ISSUE /
                                      TRUST      CONVERTIBLE    PRO FORMA
                                     SUBTOTAL    DEBENTURES   CONSOLIDATED
                                     --------    ----------   ------------
REVENUE
Oil and natural gas sales            $660,041        --         $660,041
Royalty expense                      (110,921)       --         (110,921)
Other                                    198         --              198
Alberta royalty tax credit               328         --              328
                                     --------    ------          -------
                                     549,646         --          549,646
EXPENSES
Operating                            123,754         --          123,754
General and administrative            22,944         --           22,944
Interest on short term debt           27,855    (12,840)(2a,      15,015
                                                         2d)

Interest on long term debt            36,465        581(2a, 2d)   42,415
                                                  4,875(2a,
                                                        2d)
                                                    494(2d)
Depletion, depreciation and
   accretion                         216,074         --          216,074
Foreign exchange loss (gain)          (7,111)        --           (7,111)
Gains and losses on derivative
   contracts                          68,386         --           68,386
                                     --------    ------          -------
                                     488,367     (6,890)         481,477
                                     --------    ------          -------
Income (loss) before taxes            61,279      6,890           68,169

TAXES
Current income tax                       841         --              841
Large corporation tax                  1,622         --            1,622
Future tax expense (recovery)        (10,581)        --          (10,581)
                                     --------    ------          -------
NET INCOME (LOSS) BEFORE              69,397      6,890           76,287
   NON-CONTROLLING INTEREST
Non-controlling interest               1,353        134(2i)        1,487
                                     --------    ------          -------
NET INCOME (LOSS) FOR THE PERIOD     $ 68,044    $6,756          $74,800

Income per trust unit, basic                                     $  1.82
Income per unit, diluted                                         $  1.65

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


1.       BASIS OF PRESENTATION

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to the trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations" or the "Corporation"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations and a partnership held by the Subsidiary Trusts. The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of Harvest Sask. Energy Trust. The New Properties to be acquired, as described below, are held in a partnership. The partnership will be owned by Harvest Breeze Trust 1 and Harvest Breeze Trust 2 (collectively "Subsidiary Trusts"), of which the Trust is the direct or indirect sole unitholder of each. All properties under the Trust are operated by Harvest Operations.

The accompanying unaudited consolidated pro forma financial statements have been prepared by the management of Harvest Operations in accordance with Canadian generally accepted accounting principles on a basis consistent with the consolidated financial statements of the Trust. These consolidated pro forma financial statements should be read in conjunction with the historical financial statements of the Trust. The consolidated statement of income for the year ended December 31, 2004 has been restated to reflect the adoption of new accounting pronouncements. In the opinion of management, the pro forma consolidated financial statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the following events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

o On June 30, 2004, the Trust completed a plan of arrangement with Storm Energy Ltd. ("Storm"), whereby the Trust acquired all of the outstanding shares of Storm for approximately $192.2 million, including assumed net debt and transaction costs of approximately $67.3 million. As part of the Plan of Arrangement, certain assets of Storm were transferred to a new entity ("ExploreCo") which is owned by former Storm shareholders.

o On September 2, 2004, the Trust completed the acquisition of oil and natural gas properties from EnCana Corporation ("EnCana") (the "EnCana Properties"). The cost to the Trust and Harvest Operations was approximately $511.4 million net of adjustments and costs.

o On October 14, 2004, Harvest Operations Corp. closed an agreement to sell, on a private placement basis in the United States, US$250 million of senior notes due October 15, 2011. The senior notes are unsecured and unsubordinated and bear interest at an annual rate of 7 7/8% and were sold at a price of 99.3392% of their principal amount. The senior notes are unconditionally guaranteed by the Trust and all of its wholly-owned subsidiaries.

o On June 24, 2005, the Subsidiary Trusts entered into an agreement to acquire properties from a third party (the "New Properties"). The cost to the Trust and the Corporation is approximately $238 million net of adjustments, including transaction costs. Upon signing the agreement, a $26 million deposit was made.

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


The unaudited pro forma consolidated balance sheet and statement of income as at and for the six month period ended June 30, 2005, and the statement of income for the year ended December 31, 2004 have been based on the following financial statements:

The unaudited consolidated balance sheet and statement of income of the Trust as at and for the six month period ended June 30, 2005, the unaudited schedule of revenue and expenses of the New Properties for the six months ended June 30, 2005 and the audited consolidated statement of income of the Trust for the year ended December 31, 2004, the audited schedule of revenue and expenses of the New Properties for the year ended December 31, 2004, the unaudited schedule of revenues, royalties and operating expenses for the EnCana Properties for the six month period ended June 30, 2004, and the unaudited financial statements for Storm for the six months ended June 30, 2004.

2.       PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The consolidated pro forma statements of income for the six month period ended June 30, 2005 and for the year ended December 31, 2004 have been prepared assuming that the transactions described in notes 2(a), 2(b) and 2(c) were completed at the beginning of the respective periods as follows:

a)       ACQUISITION OF NEW PROPERTIES

The amounts included in the pro forma consolidated statements of income for the six month period ended June 30, 2005 and the year ended December 31, 2004 related to the New Properties are derived from the unaudited Schedule of Revenue and Expenses for the New Properties for the six month period ended June 30, 2005 and the audited Schedule of Revenue and Expenses for the New Properties for the year ended December 31, 2004, respectively. Consideration for the New Properties is estimated to be $238 million, consisting of a purchase price of $260 million net of estimated interim adjustments and transaction costs of $22 million. On June 24, 2005, a deposit of $26 million was made and has been included as part of Capital Assets in the Consolidated Balance Sheet of the Trust at June 30, 2005. Asset retirement obligations related to this property are estimated to be $4.1 million.

In accordance with the financing requirements it has been assumed for these consolidated pro forma financial statements that the following transactions have occurred:

         i)       Issue of Subscription Receipts

On August 2, 2005, the Trust issued 6,505,600 subscription receipts ("Subscription Receipts") at a price of $26.90 per Subscription Receipt each of which entitled the holder to receive one trust unit for gross proceeds of $175 million. The net proceeds were approximately $166 million after deduction of the underwriters' commission at 5% and estimated costs of $150,000.

         ii)      Issue of Convertible Unsecured Subordinated Debentures.

On August 2, 2005, the Trust issued 75,000 convertible unsecured subordinated debentures ("Debentures") at a price of $1,000 each, for total gross proceeds of $75 million. The net proceeds were approximately $72 million after the deduction of the underwriters' commission at 4% and estimated costs of $150,000. Of the total costs incurred, $3 million has been recorded in deferred charges and $114,000 has been applied against the equity component of convertible debentures. The Debentures have a maturity date of December 31, 2010. The Debentures bear interest at an annual rate of 6.5% payable semi-annually on June 30 and December 31 in each year commencing on December 31, 2005. The

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2008 and at a price of $1,025 per Debenture after December 31, 2009 and before maturity on December 31, 2010, in each case, plus accrued and unpaid interest thereon, if any.

         iii)     Debt Facility

Upon acquisition of the New Properties, the Trust initially financed the acquisition by drawing on the credit facility. The Trust's original credit facilities totalled $325 million but were replaced by a new credit facility totalling $400 million in connection with the acquisition of the New Properties. The new credit facility bears interest at variable rates based on, among other things, the lenders' prime rates. The closing of the Subscription Receipts and the $75 million Debentures was used to reduce outstanding balances under the credit facility. Fees incurred in connection with the new credit facility are estimated to be $1.5 million.

(b)      ACQUISITION OF ENCANA ASSETS

The amounts included in the pro forma consolidated statement of income for the year ended December 31, 2004 have been derived from the unaudited schedule of revenues, royalties and operating expenses for the EnCana assets for the six month period ended June 30, 2004 and the unaudited financial information of the revenues, royalties and operating expenses of the EnCana assets for the two month period ended August 31, 2004. Historical results for the period from September 2, 2004, the date of acquisition, to December 31, 2004, are included in the Trust's consolidated statement of income for the year ended December 31, 2004. Consideration for the EnCana Properties was $511.4 million, consisting of the purchase price of $526 million net of interim adjustments and acquisition costs estimated to be $14.6 million. The following is a table reconciling the amounts within the pro forma statement of income to the New Properties Schedule of Revenue, Royalties and Operating Expenses statement included in the Exchange Offer Prospectus relating to the 7 7/8% Senior Notes of the Corporation due October 15, 2011:

                                                 SIX MONTHS ENDED    TWO MONTHS ENDED    ENCANA PROPERTIES
                                                   JUNE 30, 2004      AUGUST 31, 2004        PRO FORMA
                                                   -------------      ---------------        ---------
Revenue                                                $135,246           $52,346             $187,592
Royalties                                                16,800             6,395               23,195
                                                   -------------      ---------------        ---------
                                                        118,446            45,951              164,397
Operating expenses                                       24,652             9,178               33,830

---------------------------------------------------------------------------------------------------------
Excess of revenue of over operating expenses            $93,794           $36,773             $130,567
---------------------------------------------------------------------------------------------------------

In accordance with the financing requirements for the purchase of the EnCana Properties, it has been assumed for these pro forma financial statements that the following transactions occurred on January 1, 2004 for the consolidated pro forma income statement for the year ended December 31, 2004.

         (i)      Issue of Subscription Receipts

On July 15, 2004, the Trust entered into an underwriting agreement for the issue of 12,166,666 subscription receipts at a price of $14.40 each, which entitled the holder to receive one trust unit per subscription receipt for approximate gross proceeds of $175.2 million. The net proceeds were $165.9

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


million after the deduction of the underwriters' commission at 5% and approximately $0.5 million for other transaction costs.

         (ii)     Issue of Convertible Unsecured Subordinated Debentures

On July 15, 2004, the Trust entered into an underwriting agreement for the issue of 100,000 convertible unsecured subordinated debentures ("debentures") at a price of $1,000 each, for gross proceeds of $100 million. The net proceeds were $95.5 million after the deduction of the underwriters' commission at 4% and estimated costs of $0.5 million. The debentures have a maturity date of September 30, 2009. The debentures bear interest at an annual rate of 8% payable semi-annually on March 31 and September 30 in each year commencing on March 31, 2005. The debentures are redeemable by the Trust at a price of $1,050 per debenture after September 30, 2007, and on or before September 30, 2008, and at a price of $1,025 per debenture after September 30, 2008 and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any.

         (iii)    Bank Borrowings

The cost of the EnCana Properties, less the net proceeds from the issuance of subscription receipts and debentures, was financed through a new credit facility arrangement. The new facilities bear interest at variable rates based on the lenders' prime rates.

(c)      PLAN OF ARRANGEMENT WITH STORM

The amounts included in the pro forma consolidated statement of income for Storm for the year ended December 31, 2004 include amounts derived from Storm's unaudited financial statements for the six months ended June 30, 2004. Historical results from the Storm assets for the period from July 1, 2004 through December 31, 2004 are included in the Trust's consolidated statement of income for the year ended December 31, 2004. In accordance with the terms of the plan of arrangement with Storm concluded June 30, 2004, the consideration paid consisted of 2,720,837 trust units and 600,587 exchangeable shares at an ascribed value of $14.77 per trust unit and exchangeable share, and cash of $75 million for an aggregate consideration of approximately $192.2 million (including assumed debt and transaction costs totalling approximately $67.3 million). The exchangeable shares are exchangeable by the holder at any time into trust units. Application of a new accounting pronouncement EIC-151 during the first quarter of 2005 required retroactive restatement to the December 31, 2004 statement of income resulting in an allocation of $26,000 of the loss incurred to the non-controlling interest holders, being the holders of the exchangeable shares.

(d) INTEREST AND AMORTIZATION OF DEFERRED FINANCING CHARGES

Interest has been adjusted to include the costs associated with the new bank loan borrowings upon acquisition of Storm, the new bank loan and bridge loan borrowings upon acquisition of the EnCana assets, and the initial bank loan financing upon acquisition of the New Properties and the subsequent issue of the convertible debentures. The balance also includes the interest on the senior notes as if the senior notes had been issued at the beginning of the respective period, offset with interest on bank loan and bridge loan amounts repaid with net proceeds from the senior note issuance. Deferred finance costs associated with the senior note and convertible debenture issuances as well as new bank financings have been amortized over their respective periods to maturity.

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


The Trust adopted the amendments to CICA Handbook Section 3860, "Financial Instruments - Disclosure and Presentation", on January 1, 2005. As a result, the debentures issued to finance the EnCana acquisition as well as the debentures used to finance the acquisition of the New Properties have been classified as debt with a portion, representing the value of the conversion feature, allocated to equity. The interest relating to the debentures is a direct charge to income and includes a non-cash interest charge. The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity, as such, increases in the debt balance are reflected as non-cash interest expense in the statement of income.

(e)      DEPLETION, DEPRECIATION AND ACCRETION

The pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the cost of the properties acquired pursuant to the Storm plan of arrangement, the purchase of the EnCana Properties and the purchase of New Properties.

(f)      GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense has been adjusted to reflect the estimated costs of the associated combined entity under the plan of arrangement with Storm, the purchase of the EnCana Properties and the purchase of the New Properties, respectively.

(g)      TAXES

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. With respect to the Storm acquisition, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow related to the Storm assets would have been paid by Storm to the Trust as a royalty payment. Future tax expense is calculated based on the adjustments at an average rate of 40%. The EnCana Properties and the New Properties are held by trusts, and as such, there is no adjustment required for future or corporate taxes.

(h)      INCOME PER TRUST UNIT

The number of trust units included in the basic weighted average number outstanding for the six month period ended June 30, 2005 was based on the weighted average number of trust units actually outstanding for the period, plus the 6,505,600 issued on August 2, 2005.

The diluted weighted average number of trust units for the six month period ended June 30, 2005 was 49,239,554 which excluded the potentially dilutive impact of the exchangeable shares, the convertible debentures and the unit appreciation rights as these instruments were anti-dilutive.

The number of trust units included in the basic weighted average number outstanding for the year ended December 31, 2004 was based on the weighted average number of trust units actually outstanding for the period, plus a pro-ration of the trust units issued under the terms of the Storm plan of arrangement of 1,352,984 and a pro-ration of the trust units issued in the purchase of the EnCana Properties of 8,210,837 and 6,505,600 units representing the trust units to be issued in connection with the acquisition of the New Properties.

HARVEST ENERGY TRUST
Notes to Consolidated Pro Forma Balance Sheet and Statements of Income
================================================================================


The pro forma diluted weighted average number of trust units for the year ended December 31, 2004 was 54,756,280 which includes trust unit appreciation rights issued to new employees of Harvest associated with the Storm plan of arrangement and the EnCana Properties acquisition, a pro-ration of the exchangeable shares issued under the terms of the Storm plan of arrangement and the dilutive impact of the convertible debentures.

(i)      NON-CONTROLLING INTEREST

The adjustments to non-controlling interest income for the original consolidated pro forma statement of income for the six months ended June 30, 2004 resulting from the Storm plan of arrangement, and to the pro forma consolidated statement of income for the nine months ended September 30, 2004 associated with the acquisition of EnCana Properties were due to the Trust's retroactive application of EIC-151 "Exchangeable Securities Issued by a Subsidiary of an Income Trust" in the first quarter of 2005. EIC-151 requires recognition of non-controlling interests on the balance sheet to reflect the fair value of exchangeable shares upon issuance plus the accumulated earnings attributable to such non-controlling interest less conversions to date. On the consolidated statement of income, the non-controlling interest represents the share of net income attributable to the non-controlling interest based on the Trust Units issuable for exchangeable shares in proportion to total Trust Units issued and issuable at each period end.

For the year ended December 31, 2004 adjustments were made to non-controlling interest to reflect the non-controlling interest attributable to income from the New Properties.

                                   SCHEDULE B

                   FINANCIAL STATEMENTS OF THE NEW PROPERTIES

AUDITORS' REPORT

To the Managing Partner of Nexen Canada No. 1

We have audited the schedule of revenue and expenses of the properties of Nexen Canada No. 1 (the "New Properties") for each of the years in the two year period ended December 31, 2004. This financial information is the responsibility of the management of Nexen Canada No. 1. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presents fairly, in all material respects, the revenue and expenses of the New Properties as described in Note 1 for each of the years in the two year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta                               (signed) "Deloitte & Touche LLP"
February 28, 2005                                         Chartered Accountants

NEW PROPERTIES

SCHEDULE OF REVENUE AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AND THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

($000'S)

                                           SIX MONTHS ENDED JUNE 30,             FOR THE YEARS ENDED DECEMBER 31,
                                            2005                2004                 2004                 2003
                                         ---------             ---------          ---------             ---------
                                        (unaudited)           (unaudited)
Revenue                                  $  55,026             $  51,472          $ 105,333             $  93,649
Royalties                                  (13,405)              (12,275)           (25,683)              (23,028)
Operating Expenses                          (9,618)               (8,886)           (12,795)              (10,172)
                                         ---------             ---------          ---------             ---------
Net Operating Income                     $  32,003             $  30,311         $   66,855             $  60,449
                                         =========             =========         ==========             =========

NEW PROPERTIES

SCHEDULE OF REVENUE AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AND THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(Information for the six months ended June 30, 2005 and 2004 is unaudited)

1.       BASIS OF PRESENTATION

         This schedule has been prepared by management of Nexen Inc. (the managing partner) and relates only to the working interests in the properties transferred from Nexen Petroleum Canada (partnership) as at December 31, 2004.

         This schedule includes only those revenues, royalties, and operating expenses that are directly related to the properties transferred and does not include any expenses related to general and administrative expenses, insurance, interest, income and capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

         SIGNIFICANT ACCOUNTING POLICIES

         (a)      Revenue

                  Sales are recorded when title to the commodities passes to the purchaser, at the pipeline delivery point for gas and at the wellhead for crude oil.

         (b)      Royalties

                  Royalties are recorded at the time the product is produced and are calculated in accordance with the applicable regulations.

         (c)      Operating expenses

                  Operating expenses include all costs related to the lifting, gathering, processing, and delivery to a sales point of the commodities.

                                   SCHEDULE C

                    INFORMATION CONCERNING THE NEW PROPERTIES

         Certain information in this Report in respect of the New Properties has been taken from information provided by the Vendor.

DRILLING HISTORY

         The following table sets forth the number of gross and net wells that were drilled on the New Properties during the periods indicated:

                                  SIX MONTHS ENDED            YEAR ENDED
                                    JUNE 30, 2005          DECEMBER 31, 2004
                                 -------------------     ---------------------
                                 GROSS(1)     NET(2)     GROSS(1)       NET(2)
                                 --------     ------     --------       ------

Oil Wells......................        6          6           16            16
Gas Wells......................       --         --            1             1
Other..........................        7          7           13            13
Dry and Abandoned(3)...........       --         --           --            --
                                 --------     ------     --------       ------
Total..........................       13         13           30            30
                                 ========     ======     ========       ======
------------------
NOTES:

(1) "GROSS" wells are defined as the total number of wells in which the Trust acquired an interest pursuant to the Acquisition.

(2) "NET" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest therein acquired by the Trust.

(3) "DRY" refers to a well that is not productive. A productive well is a well which is capable of producing hydrocarbons in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

OIL AND GAS WELLS

         The following table sets forth the number and status of wells in which the Trust acquired a material royalty or working interest effective June 30, 2005, which were producing or which the Vendor considered to be capable of production which were acquired pursuant to the Acquisition:

                                            PRODUCING                              SHUT-IN(1)
                            ---------------------------------------  --------------------------------------
                                 CRUDE OIL           NATURAL GAS          CRUDE OIL          NATURAL GAS
                            ------------------   ------------------  ------------------  ------------------
                            GROSS(2)    NET(3)   GROSS(2)    NET(3)  GROSS(2)    NET(3)  GROSS(2)    NET(3)
                            --------    ------   --------    ------  --------    ------  --------    ------
British Columbia..........     91         91        1          1        30         30       2           2

---------------------------
NOTES:

(1) "SHUT IN" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "GROSS" wells are defined as the total number of wells in which the Trust acquired an interest pursuant to the Acquisition.

(3) "NET" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest therein acquired by the Trust.

PRINCIPAL PRODUCING PROPERTIES

         The following is a description of the principal properties comprising the New Properties on production or under development as at June 30, 2005, except for reserves information which is as at March 31, 2005. The term "gross", when used to describe the share of production of the New Properties, means the aggregate of the working interest share acquired by the Trust before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at March 31, 2005, based on forecast cost and price assumptions as evaluated in the Sproule Report. See "Statement of Reserves Data and Other Oil and Gas Information for the New Properties". The following information in respect of gross and net acres of land is as at June 30, 2005 and information in respect of production is net for the New Properties and is as at June 30, 2005 except where otherwise indicated. The reserves set forth in the principal property description below are as presented in the Sproule Report. Such additional reserves are set forth on a consolidated basis in the oil and natural gas reserve tables set forth under the heading "Statement of Reserves Data and Other Oil and Gas Information for the New Properties". All of the New Properties proved producing reserves were on production on March 31, 2005.

HAY RIVER

         The Trust acquired an average 97% working interest in approximately 77,500 gross acres (approximately 75,300 net acres) of land, of which approximately 54,300 net acres are undeveloped and are strategically positioned for further oil and natural gas exploitation and development. The average gross production of the New Properties for the six months ended June 30, 2005 was approximately 5,560 bbls/d of medium crude oil. The Trust operates 100% of and acquired a working interest of 100% in the crude oil production from these properties.

         The Sproule Report assigned proven reserves of 15,335.0 mbbls of medium crude oil and 6,512.0 mmcf of natural gas to these properties. In addition, probable reserves of 3,182.6 mbbls of medium crude oil and 1,054.0 mmcf of natural gas have been assigned to these properties.

UNDEVELOPED LANDS

         The following table summarizes the undeveloped land holdings, in acres, as at June 30, 2005 associated with the New Properties.

                                                                 AVERAGE WORKING
                                        GROSS(1)      NET(2)        INTEREST
                                        --------      ------        --------

Alberta.............................     32,100       31,800           99%
British Columbia....................     22,500       22,500          100%
                                        --------      ------
Total...............................     54,600       54,300           99%
                                         ======       ======
---------------------------
NOTES:

(1) "GROSS" refers to the total acres in which the Trust acquired an interest pursuant to the Acquisition.

(2) "NET" refers to the total acres in which the Trust acquired an interest, multiplied by the percentage working interest therein acquired.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION FOR THE NEW PROPERTIES

         The statement of reserves data and other oil and gas information set forth below (the "STATEMENT") is dated March 31, 2005 in respect of the reserves data for the New Properties. The effective date of the Statement is March 31, 2005 and the preparation date of the Statement is March 31, 2005.

DISCLOSURE OF RESERVES DATA

         The reserves data set forth below (the "RESERVES DATA") for the New Properties are based upon an evaluation by Sproule with an effective date of March 31, 2005 as contained in the Sproule Report. The Reserves Data summarizes the crude oil, liquids and natural gas reserves of the New Properties and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") except that no estimate of future abandonment liabilities has been made in determining the future cash flows. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. Sproule was engaged to provide an evaluation of proved and proved plus probable reserves and also proved plus probable plus possible reserves.

         All of the New Properties' reserves are located in Canada and, specifically, in the province of British Columbia.

         DISCLOSURE PROVIDED HEREIN IN RESPECT OF BOES MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. A BOE CONVERSION RATIO OF 6 MCF: 1 BBL IS BASED ON AN ENERGY EQUIVALENCY CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCY AT THE WELLHEAD.

         IT SHOULD NOT BE ASSUMED THAT THE ESTIMATES OF FUTURE NET REVENUES PRESENTED IN THE TABLES BELOW REPRESENT THE FAIR MARKET VALUE OF THE RESERVES. THERE IS NO ASSURANCE THAT THE CONSTANT PRICES AND COSTS ASSUMPTIONS AND FORECAST PRICES AND COSTS ASSUMPTIONS WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL.

RESERVES DATA (CONSTANT PRICES AND COSTS)

                         SUMMARY OF OIL AND GAS RESERVES
                  AND NET PRESENT VALUES OF FUTURE NET REVENUE
                              AS OF MARCH 31, 2005
                            CONSTANT PRICES AND COSTS

                                                           SOLUTION GAS              MEDIUM OIL(1)
                                                        -------------------    ----------------------
RESERVES CATEGORY                                        GROSS        NET         GROSS          NET
-----------------                                       -------     -------    --------      --------
                                                        (mmcf)      (mmcf)       (mbbl)        (mbbl)
Proved Producing.....................................     6,512       5,461    12,993.8      11,227.3
Proved Non-Producing.................................       --          --          --            --
                                                         -------     -------   --------      --------
  Total Proved Developed.............................     6,512       5,461    12,993.8      11,227.3
Proved Undeveloped...................................       --          --      2,441.8       2,022.4
                                                         -------     -------   --------      --------
  Total Proved.......................................     6,512       5,461    15,435.6      13,249.7
Probable.............................................     1,144         959     3,667.9       3,077.3
                                                         -------     -------   --------      --------
  Total Proved + Probable............................     7,656       6,420    19,103.5      16,327.0
                                                         =======     =======   ========      ========

---------------------------

NOTE:

(1) The crude oil for this property has an average API of 24o (medium grade); however, it benefits from a heavy oil royalty regime and therefore would be classified as heavy oil according to NI 51-101.

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                        BEFORE INCOME TAXES DISCOUNTED AT
                                    (%/YEAR)

RESERVES CATEGORY                                       0              5             10             15             20
-----------------                                     -------        -------       -------       -------        -------
                                                       (M$)          (M$)           (M$)           (M$)           (M$)
Proved Producing.................................     491,731        363,150       290,954       245,426        214,110
Proved Non-Producing.............................         --             --            --            --             --
                                                      -------        -------       -------       -------        -------
  Total Proved Developed.........................     491,731        363,150       290,954       245,426        214,110
Proved Undeveloped...............................      71,016         53,239        40,773        31,729         24,975
                                                      -------        -------       -------       -------        -------
  Total Proved...................................     562,747        416,389       331,727       277,155        239,085
Probable.........................................     127,337         75,256        50,414        36,406         27,544
                                                      -------        -------       -------       -------        -------
  Total Proved + Probable........................     690,084        491,645       382,141       313,561        266,629
                                                      =======        =======       =======       =======        =======


                            TOTAL FUTURE NET REVENUE
                                 (UNDISCOUNTED)
                              AS OF MARCH 31, 2005
                            CONSTANT PRICES AND COSTS

                                                                                              WELL
                                                           OPERATING      DEVELOPMENT     ABANDONMENT     FUTURE NET REVENUE
RESERVES CATEGORY               REVENUE     ROYALTIES        COSTS           COSTS           COSTS       BEFORE INCOME TAXES
-----------------               -------     ---------        -----           -----           -----       -------------------
                                  (M$)         (M$)           (M$)           (M$)             (M$)               (M$)
Proved Reserves............... 1,014,005     141,093        252,194         57,971            --               562,747
Proved + Probable Reserves.... 1,250,966     178,544        296,879         85,459            --               690,084


                               FUTURE NET REVENUE
                               BY PRODUCTION GROUP
                              AS OF MARCH 31, 2005
                            CONSTANT PRICES AND COSTS

                                                                                      FUTURE NET REVENUE BEFORE
                                                                                            INCOME TAXES
RESERVES CATEGORY                   PRODUCTION GROUP                                  (DISCOUNTED AT 10%/YEAR)
-----------------                   ----------------                                  -------------------------
                                                                                                (M$)
Proved Reserves                     Medium Crude Oil
                                    (including solution gas and other by-products)....         331,727
Proved Plus Probable Reserves       Medium Crude Oil
                                    (including solution gas and other by-products)....         382,141

RESERVES DATA (FORECAST PRICES AND COSTS)

                         SUMMARY OF OIL AND GAS RESERVES
                  AND NET PRESENT VALUES OF FUTURE NET REVENUE
                              AS OF MARCH 31, 2005
                            FORECAST PRICES AND COSTS

                                                              SOLUTION GAS            MEDIUM OIL(1)
                                                           ------------------   --------------------
RESERVES CATEGORY                                           GROSS        NET        GROSS        NET
-----------------                                           -----        ---        -----        ---
                                                           (mmcf)      (mmcf)      (mbbl)      (mbbl)
Proved Producing........................................    6,512      5,464    12,893.2    11,353.5
Proved Non-Producing....................................      --         --          --          --
                                                            -----      -----    --------    --------
  Total Proved Developed................................    6,512      5,464    12,893.2    11,353.5
Proved Undeveloped......................................      --         --      2,441.8     2,081.6
                                                            -----      -----    --------    --------
  Total Proved..........................................    6,512      5,464    15,335.0    13,435.1
Probable................................................    1,054        882     3,182.6     2,707.7
                                                            -----      -----    --------    --------
Total Proved + Probable.................................    7,566      6,346    18,517.6    16,142.8
                                                            =====      =====    ========    ========

---------------------------

NOTE:

(1) The crude oil for this property has an average API of 24(0) (medium grade); however, it benefits from a heavy oil royalty regime and therefore would be classified as heavy oil according to NI 51-101.

                    NET PRESENT VALUES OF FUTURE NET REVENUE
                        BEFORE INCOME TAXES DISCOUNTED AT
                                    (%/YEAR)

RESERVES CATEGORY                                       0          5         10         15         20
-----------------                                    -------    -------   -------    -------    -------
                                                       (M$)       (M$)      (M$)       (M$)       (M$)
Proved Producing..................................   186,249    153,444   133,562    119,917    109,722
Proved Non-Producing..............................       --         --        --         --         --
                                                     -------    -------   -------    -------    -------
  Total Proved Developed..........................   186,249    153,444   133,562    119,917    109,722
Proved Undeveloped................................    18,503     12,089     7,497      4,122      1,586
                                                     -------    -------   -------    -------    -------
  Total Proved....................................   204,752    165,533   141,059    124,039    111,308
Probable..........................................    50,721     29,484    18,554     12,159      8,057
                                                     -------    -------   -------    -------    -------
Total Proved + Probable...........................   255,473    195,017   159,613    136,198    119,365
                                                     =======    =======   =======    =======    =======

                            TOTAL FUTURE NET REVENUE
                                 (UNDISCOUNTED)
                              AS OF MARCH 31, 2005
                            FORECAST PRICES AND COSTS

                                                                                                    WELL        FUTURE NET
                                                                  OPERATING      DEVELOPMENT    ABANDONMENT   REVENUE BEFORE
RESERVES CATEGORY                  REVENUE        ROYALTIES         COSTS           COSTS          COSTS       INCOME TAXES
-----------------                  -------        ---------         -----           -----          -----       ------------
                                     (M$)           (M$)             (M$)           (M$)            (M$)           (M$)
Proved Reserves.................     648,566         80,341        298,757           64,716           --           204,752
Proved + Probable Reserves......     781,380         99,388        337,056           89,463           --           255,473


                               FUTURE NET REVENUE
                               BY PRODUCTION GROUP
                              AS OF MARCH 31, 2005
                            FORECAST PRICES AND COSTS

                                                                                      FUTURE NET REVENUE
                                                                                      BEFORE INCOME TAXES
RESERVES CATEGORY              PRODUCTION GROUP                                    (DISCOUNTED AT 10%/YEAR)
-----------------              ----------------                                    ------------------------
                                                                                             (M$)
Proved Reserves                Medium  Crude  Oil  (including  solution  gas and
                               other by-products)...............................            141,059
Proved + Probable Reserves     Medium  Crude  Oil  (including  solution  gas and
                               other by-products)...............................            159,613

DEFINITIONS AND OTHER NOTES

         In the tables set forth above and elsewhere in this Report except where indicated otherwise the following definitions and other notes are applicable:

(1)      "GROSS" means:

         (a) in relation to the interest in production and reserves of the New Properties, its "gross reserves", which is the interest acquired by the Trust (operating and non-operating) before deduction of royalties and without including any royalty interest of the New Properties;

         (b) in relation to wells, the total number of wells in which the Trust acquired an interest; and

         (c) in relation to properties, the total area of properties in which the Trust acquired an interest.

(2)      "NET" means:

         (a) in relation to the interest in production and reserves of the New Properties, its "net reserves", which is the interest acquired by the Trust (operating and non-operating) after deduction of royalties obligations, plus the royalty interest in production or reserves;

         (b) in relation to wells, the number of wells obtained by aggregating the working interest in each of its gross wells; and

         (c) in relation to interest in the New Properties, the total area in which the Trust acquired an interest multiplied by the working interest acquired.

(3) "EXPLORATION WELL" means a well that is not a development well, a service well or a stratigraphic test well.

(4) "DEVELOPMENT COSTS" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

         (a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

         (b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

         (c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

         (d)      provide improved recovery systems.

(5) "DEVELOPMENT WELL" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(6) "EXPLORATION COSTS" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

         (a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

         (b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

         (c)      dry hole contributions and bottom hole contributions;

         (d)      costs of drilling and equipping exploratory wells; and

         (e)      costs of drilling exploratory type stratigraphic test wells.

(7) "SERVICE WELL" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

(8)      Definitions used for reserve categories are as follows:

         The following definitions apply to both estimates of individual reserves entities and the aggregate of reserves for multiple entities.

         RESERVE CATEGORIES

         Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

         (a) analysis of drilling, geological, geophysical and engineering data;

         (b)      the use of established technology; and

         (c) specified economic conditions (see the discussion of "Economic Assumptions" below).

         Reserves are classified according to the degree of certainty associated with the estimates.

         (a) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

         (b) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

         "Economic Assumptions" will be the prices and costs used in the estimate, namely:

         (a) constant prices and costs as at the preparation date of the evaluation (March 31, 2005); and

         (b)      forecast prices and costs.

         DEVELOPMENT AND PRODUCTION STATUS

         Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

         (a) Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

         (b) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

         (c) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

         (d) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

         In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

         LEVELS OF CERTAINTY FOR REPORTED RESERVES

         The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

         (a) at least a 90 percent probability the estimated proved reserves will be recovered; and

         (b) at least a 50 percent probability that the sum of the estimated proved plus probable reserves will be recovered.

         A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

(9)      Forecast prices and costs

         Future prices and costs that are:

         (a) generally acceptable as being a reasonable outlook of the future; and

         (b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the working interest owner is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

         The forecast summary table under "Pricing Assumptions" identifies benchmark reference pricing that apply to the New Properties.

(10)     Constant prices and costs

         Prices and costs used in an estimate that are:

         (a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

         (b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the working interest owner is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

         (c) For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(11) Estimated future abandonment and reclamation costs related to a property have not been taken into account by Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom. A reasonable estimate of future well abandonment costs was not deducted.

(12)     Numbers may not add due to rounding.

(13) Both the constant and forecast price and cost assumptions assumed the continuance of current laws and regulations.

(14) The extended character of all factual data supplied to Sproule were accepted by Sproule as represented. No field inspection was conducted.

(15) The estimates of future net revenue presented in the tables above do not represent fair market value.

PRICING ASSUMPTIONS

         The following sets out the benchmark reference prices, as at March 31, 2005, reflected in the Reserves Data. These forecast price assumptions were provided by the Vendor. The constant prices as of March 31, 2005 were supplied by Sproule.

                         SUMMARY OF PRICING ASSUMPTIONS
                              AS OF MARCH 31, 2005
                            CONSTANT PRICES AND COSTS

                                                            OIL                     NATURAL GAS
                                              ------------------------------      --------------
                                              WTI CUSHING     EDMONTON PAR
YEAR                                            OKLAHOMA     PRICE 40(0) API      AECO GAS PRICE   EXCHANGE RATE(1)
----                                            --------     ---------------      --------------   ----------------
                                               ($US/bbl)       ($Cdn/bbl)         ($Cdn/mcf)        ($US/$Cdn)
March 31, 2005 and thereafter.............       55.41           67.38               7.56              0.827

---------------------------

NOTE:

(1) The exchange rate used to generate the benchmark reference prices in this table.

                SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
                              AS OF MARCH 31, 2005
                            FORECAST PRICES AND COSTS

                                               OIL                    NATURAL GAS
                                 --------------------------------    --------------
                                 WTI CUSHING       EDMONTON PAR                        INFLATION
YEAR                              OKLAHOMA        PRICE 40(0) API    AECO GAS PRICE     RATES(1)   EXCHANGE RATE(2)
----                              --------        ---------------    --------------     --------   ----------------
                                 ($US/bbl)          ($Cdn/bbl)       ($Cdn/GJ)        (%/Year)      ($US/$Cdn)
Forecast
2005.........................        43.07              50.969            6.712           2.15           0.825
2006.........................        40.48              47.838            6.580           2.25           0.825
2007.........................        37.37              44.016            6.373           2.25           0.825
2008.........................        34.23              40.196            6.018           2.25           0.825
2009.........................        33.17              38.898            5.781           1.75           0.825
2010.........................        33.31              39.030            5.768           1.75           0.825
2011.........................        33.90              39.715            5.924           1.75           0.825
2012.........................        34.50              40.456            6.027           1.75           0.825

Thereafter...................   Escalated at       Escalated at     Escalated at          0.75           0.825
                                  2%/year            2%/year          2%/year

-------------------

NOTES:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

         Weighted average historical prices realized in respect of the New Properties for the year ended December 31, 2004 were $46.33/bbl for medium oil. No natural gas was sold during this period.

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

         The recovery of the Proven Undeveloped and Probable reserves of the New Properties will occur primarily through development drilling, drilling injection wells and improved waterflood recovery. The recovery of these reserves will be dependent on these future wells exhibiting similar performance characteristics to the existing wells drilled into the pool.

 FUTURE DEVELOPMENT COSTS

         The following table sets forth development costs deducted in the estimation of the future net revenue in respect of the New Properties attributable to the reserve categories noted below. All amounts are stated in thousands of dollars.

                                                FORECAST PRICES AND COSTS                   CONSTANT PRICES AND COSTS
                                          ---------------------------------------      -------------------------------------
                                                                   PROVED PLUS                               PROVED PLUS
                                          PROVED RESERVES       PROBABLE RESERVES      PROVED RESERVES     PROBABLE RESERVES
                                          ---------------       -----------------      ---------------     -----------------
YEAR                                       0%        10%         0%         10%         0%        10%        0%        10%
----                                       --        ---         --         ---         --        ---        --        ---
2005..................................      812        809         812       809        812        809         812       809
2006..................................   25,282     23,317      39,472    36,405     24,750     22,860      38,641    35,691
2007..................................    8,737      7,308      17,667    14,777      8,365      7,024      16,915    14,203
Thereafter............................   29,885      9,353      31,512     1,039     24,044      7,698      29,091     7,886
                                         ------      -----      ------     -----     ------      -----      ------     -----
Total.................................   64,716     40,787      89,463    53,030     57,971     38,391      85,459    58,589
                                         ======     ======      ======    ======     ======     ======      ======    ======

         These future development costs will be financed with undrawn capacity under the Trust's credit facilities.

CAPITAL EXPENDITURES

         The following tables summarizes capital expenditures made by the Vendor on acquisitions, development and exploration drilling and production facilities and other equipment in respect of the New Properties for the periods indicated.

                                                                               YEAR ENDED
                                                                             DECEMBER 31,(1)
                                                SIX MONTHS ENDED     ------------------------------
                                                JUNE 30, 2005(1)         2004               2003
                                                ----------------         ----               ----
                                                  (unaudited)        (unaudited)        (unaudited)
                                                    ($000's)           ($000's)            ($000's)
Property acquisitions(2)..................               --               --                  --
Development expenditures(3)...............           15,433           34,457              51,784
Production equipment(4)...................               --               --                  --
Exploration expenditures(5)...............               39              359                 375
                                                     ------           ------              ------
TOTAL.....................................           15,472           34,816              52,159
                                                     ======           ======              ======

---------------------------

NOTES:

(1) Based on information provided to the Corporation by the Vendor.

(2) Property acquisitions include production lease/royalty purchases and property exchanges of lease and royalty interests.

(3) Development expenditures include development drilling and miscellaneous intangible expenditures.

(4) Production equipment includes production and facility equipment and miscellaneous tangible assets.

(5) Exploration expenditures include exploration drilling, geological and geophysical costs and miscellaneous intangible expenditures.

PRODUCTION HISTORY AND PRICES RECEIVED

         The following table sets forth certain information in respect of production, product prices received, royalties, production expenses and netbacks received by the Vendor in respect of the New Properties for the period indicated.

                                    OIL            OIL PRICE         ROYALTY         PRODUCTION          NETBACK
                               PRODUCTION(1)      RECEIVED(2)        EXPENSE         EXPENSES(3)        RECEIVED
                               -------------      -----------        -------         -----------        --------
                                  (bbls/d)          ($/bbl)          ($/bbl)           ($/bbl)            ($/bbl)
2005
Second Quarter...............       5,849              55.67            14.01             6.02             35.64
First Quarter................       5,267              53.57            12.55            13.53             27.49
2004
First Quarter................       5,791              39.14             9.09            10.00             20.04
Second Quarter                      7,508              44.96            11.28             5.53             28.15
Third Quarter................       5,998              50.08            12.37             4.42             33.29
Fourth Quarter...............       5,551              51.30            12.54             4.56             34.20
2003
First Quarter................       4,705              48.08            12.48            12.24             23.36
Second Quarter...............       9,812              31.14             7.69             1.53             21.92
Third Quarter................       7,152              37.13             8.93             3.25             24.95
Fourth Quarter...............       4,475              51.14            11.70             4.89             34.55

---------------------

NOTES:

(1) Before deduction of royalties.

(2) Product prices are net of costs to transport the product to market.

(3) This figure includes all field operating expenses.

                     EFFECT OF THE ACQUISITION ON THE TRUST

         The following table sets out certain operational information for the Trust and the New Properties and certain pro forma combined operational information after giving effect to the Acquisition.

SELECTED PRO FORMA COMBINED OPERATIONAL INFORMATION

                                                                                                      PRO FORMA
                                                                             TRUST   NEW PROPERTIES   COMBINED
                                                                             -----   --------------   --------
AVERAGE DAILY PRODUCTION(1)
(before royalties, for the 6 months ended June 30, 2005)
  Crude oil and NGL (bbls/d).........................................       30,256         5,560         35,816
  Natural gas (mcf/d)................................................       27,990           --          27,990
  Oil equivalent (boe/d).............................................       34,921         5,560         40,481

AVERAGE DAILY PRODUCTION(1)
(before royalties, for the year ended December 31, 2004)
  Crude oil and NGL (bbls/d).........................................       21,201         6,210         27,411
  Natural gas (mcf/d)................................................       10,903           --          10,903
  Oil equivalent (boe/d).............................................       23,019         6,210         29,229

PROVED RESERVES(2)(3)
(before royalties)
  Crude oil and NGL (mbbls)..........................................     64,432.8      15,435.6       79,868.4
  Natural gas (mmcf).................................................     64,497.9       6,512.0       71,009.9
  Oil equivalent (mboe)..............................................     75,182.5      16,520.9       91,703.4

PROVED PLUS PROBABLE RESERVES(2)(3)
(before royalties)
  Crude oil and NGL (mbbls)..........................................     88,098.2      19,103.5      107,201.7
  Natural gas (mmcf).................................................     83,010.2       7,656.0       90,666.2
  Oil equivalent (mboe)..............................................    101,933.2      20,379.5      122,312.7

--------------------

NOTES:

(1) Average daily production for the Trust for the year ended December 31, 2004 includes production from the Storm acquisition as well as the acquisition of the EnCana Properties from the date of closing of the acquisitions (each as described in Note 1 to the unaudited pro forma consolidated financial statements of the Trust included in Schedule A to this Report).

(2) New Properties reserve information is as at March 31, 2005, based on the Sproule Report and constant price and cost assumptions.

(3) The Trust reserve information is as of December 31, 2004, based on the Trust's reserve report and constant price and cost assumptions.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

         Certain selected pro forma consolidated financial information is set forth in the following tables. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of the Trust after giving effect to the Acquisition as at and for the six months ended June 30, 2005 and the year ended December 31, 2004 included in Schedule A to this Report.

         The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Acquisition actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods.

                                                                            AS AT AND FOR THE SIX MONTHS ENDED
                                                                                      JUNE 30, 2005
                                                                         -------------------------------------------
                                                                                          NEW           PRO FORMA
                                                                           TRUST(4)  PROPERTIES(7)   CONSOLIDATED(8)
                                                                           --------  -------------   ---------------
                                                                                   (stated in thousands
                                                                             of dollars, except unit amounts)
Revenue - net(1)...................................................      230,194          41,621           271,815
Net income (loss)..................................................      (23,554)         12,836            (8,520)
Funds flow from operations before changes in working capital and
  settlement of asset retirement obligations(2)....................      109,904          26,352           138,990
Total Assets.......................................................    1,117,792         217,600         1,338,428
Net debt (including working capital)(3)............................      436,643         213,500           484,338
Equity.............................................................      347,685              --           516,526
Units outstanding (000s)(9)........................................       43,772             N/A            50,278

                                                             FOR THE YEAR ENDED DECEMBER 31, 2004
                                             ----------------------------------------------------------------------
                                                          STORM         ENCANA            NEW           PRO FORMA
                                             TRUST(4)  PROPERTIES(5) PROPERTIES(6)   PROPERTIES(7)  CONSOLIDATED(8)
                                             --------  ------------- -------------   -------------  ---------------
                                                               (stated in thousands of dollars)
Revenue - net(1).......................      277,095       28,504      164,397          79,650          549,646
Net income (loss)......................       11,241       (1,302)      31,218          26,887           74,800
Funds flow from operations before
  changes in working capital and
  settlement of asset retirement
  obligations(2).......................      123,710       14,340      109,219          53,015          308,249

-------------------------
NOTES:

(1)  Revenue - net consists of gross revenue net of applicable royalties.

(2) Funds flow from operations before changes in working capital and settlement of asset retirement obligations is before changes in non-cash working capital. As such, it is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds flow from operations before changes in working capital and settlement of asset retirement obligations of the Trust may not be comparable to similar measures presented by other issuers, and subscribers are cautioned that it should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. For the Trust's six months ended June 30, 2005 and year ended December 31, 2004, funds flow from operations before changes in working capital and settlement of asset retirement obligations is reconciled to its closest GAAP measure of cash flow from operating activities as follows:

                                                                 SIX MONTHS ENDED      YEAR ENDED
                                                                   JUNE 30, 2005    DECEMBER 31, 2004
                                                                   -------------    -----------------
      Funds  flow from  operations  before  changes in working
        capital and settlement of asset retirement obligations        109,904             123,710
      Changes in non-cash working capital...................          (55,677)            (11,103)
      Settlement of asset retirement obligations............           (1,164)               (929)
                                                                      -------             -------
      Cash flow from operating activities...................           53,063             111,678
                                                                      =======             =======

(3) Net debt is bank debt, senior notes, equity bridge notes, convertible debentures and any working capital deficit excluding the current portion of derivative contracts, the current portion of future tax and the accounting liability related to the Trust's unit incentive plan. For the New Properties the net debt includes the increase in the new credit facility and the associated financing fees.

(4) The Trust financial information for the year ended December 31, 2004 was obtained from the Trust's restated consolidated financial statements for the year ended December 31, 2004 and for the six months ended June 30, 2005 was obtained from the Trust's unaudited consolidated financial statements for the six months ended June 30, 2005.

(5) The Storm Properties financial information for the year ended December 31, 2004 was derived from the Storm's unaudited financial statements for the six months ended June 30, 2004, and reflects the results from the pre-acquisition period.

(6) The EnCana Properties financial information for the year ended December 31, 2004 was derived from the unaudited statement of revenue and expenses for the six months ended June 30, 2004 included in the short form prospectus of the Corporation dated January 10, 2005 and the unaudited interim period results to the date of closing.

(7) The New Properties financial information for the year ended December 31, 2004 was obtained from the audited schedules of revenues, royalties and operating expenses for the New Properties for the year ended December 31, 2004 set forth herein and for the six months ended June 30, 2005 was obtained from the unaudited schedules of revenues, royalties and operating expenses for the New Properties for the six months ended June 30, 2005 set forth herein, and reflects the pro forma adjustments as noted in the Pro Forma Consolidated Financial Statements set forth herein. These amounts do not reflect adjustments related to the August 2, 2005 offering as reflected in the respective pro forma financial statements. These are reflected in the pro forma consolidated column in each of the tables above. The $26 million deposit paid by the Trust for the New Properties is included in the Trust's total assets at June 30, 2005.

(8) See the notes to the unaudited pro forma consolidated financial statements set forth herein for assumptions and adjustments. The unaudited pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(9) Pro Forma Units outstanding includes Units issued upon conversion of 6,505,600 Subscription Receipts as described in Note 2(a) to the unaudited pro forma consolidated financial statements of the Trust in Schedule A to this Business Acquisition Report.